B.V.R. Systems (1998) Ltd.
                               16 Hamelacha Street
                                    Park Afek
                               Rosh Ha'ayin 48091
                                     Israel


                                 January 5, 2003


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      B.V.R. Systems (1998) Ltd.
                           Form 15
                           File No. 000-29884

Ladies and Gentlemen:

         Pursuant to Rule 12g-4(a)(2)(i) of the Securities Exchange Act of 1934, B.V.R. Systems (1998) Ltd. (the "Company") filed a Form 15 on October 9, 2003 (the "Form 15") which terminated its duty to file reports with the Securities and Exchange Commission. Since the Company originally filed the Form 15, it has been the target of a tender offer (the "Tender Offer') by Chun Holdings Ltd. ("Chun Holdings"), an Israeli corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte. Ltd. As a result of the Tender Offer, Chun Holdings is now the controlling shareholder of the Company. The Company has resolved withdraw the Form 15 and to maintain its status as a reporting company.

         Therefore, in accordance with Rule 12g-4(b), the Company respectfully requests withdrawal of its Form 15.

         Please contact Andris J. Vizbaras, Esq. (212-238-8646) at Carter Ledyard & Milburn LLP if the Commission has any questions regarding this matter.

                                                Very truly yours,

                                                B.V.R. SYSTEMS (1998) LTD.

                                                By: /s/ Ilan Gillies
                                                    ----------------------------
                                                    Ilan Gillies,
                                                    Chief Executive Officer